                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               _________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                             (Amendment No. ____)*



                          Quest Education Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
          (including the associated preferred stock purchase rights)
________________________________________________________________________________
                         (Title of Class of Securities)


                                  74835F 10 2
        _______________________________________________________________
                                (CUSIP Number)

                             Veronica Dillon, Esq.
                                  Kaplan, Inc.
                         Legal Department, 23rd Floor
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 492-5825

                             John F. Seegal, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 26, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

----------------------------
CUSIP No. 74835F 10 2
----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      THE WASHINGTON POST COMPANY
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
 5    TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,324,853
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,324,853
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,324,853
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    26.4 %

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------------
CUSIP No. 74835F 10 2
---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      KAPLAN, INC.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]
 2                                                                    (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
 5    TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,324,853
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,324,853
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,324,853
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------------
CUSIP No. 74835F 10 2
-----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      ODYSSEY ACQUISITION CORP.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                    (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
 5    TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,324,853
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,324,853
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,324,853
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
---------------------------
CUSIP No. 74835F 10 2
---------------------------

                                 Introduction

          This Report is filed by The Washington Post Company ("The Post"), Kaplan, Inc. ("Parent") and Odyssey Acquisition Corp. ("Purchaser") on Schedule 13D with respect to the Common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares") of Quest Education Corporation (the "Company").

          The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

          No Shares have been purchased, directly or indirectly, by The Post, Parent or Purchaser. The Post, Parent and Purchaser are making this filing solely because they may be deemed to have beneficial ownership of the Shares reported herein pursuant to the Tender and Voting Agreement (as defined below) and the Tender and Option Agreement (as defined below).

Item 1 - Security and Issuer

          This Report is filed with respect to the Common stock, par value $0.01 per share, together with the associated preferred share purchase rights, of the Company. The principal executive offices of the Company are located at 1400 Hembree Road, Suite 100, Roswell, GA 30076.

Item 2 - Identity and Background

          This Statement is filed by The Post, Parent and Purchaser, each a Delaware corporation. The principal place of business and principal office of The Post is 1150 15th Street, N.W., Washington, D.C. 20016. The principal place of business and principal office of each of Parent and Purchaser is located at 888 Seventh Avenue, New York, NY 10106. The Post is the publisher of newspapers, including The Washington Post. Parent, a wholly-owned subsidiary of The Post, is a provider of educational and career services for individuals, schools and businesses. Purchaser, which is a wholly-owned subsidiary of Parent, was formed for the purpose of consummating a cash tender offer, followed by a merger, to acquire all of the issued and outstanding Shares.

          During the last five years, neither The Post, Parent nor Purchaser, nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither The Post, Parent nor Purchaser, nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

          No Shares have been purchased, directly or indirectly, by Purchaser, Parent or The Post. Rather, as an inducement and a condition to Parent and Purchaser entering into the Agreement and Plan of Merger, dated as of June 26, 2000, among Parent, Purchaser and the Company (the "Merger Agreement"), certain officers and inside directors of the Company have entered into the Tender and Option Agreement with Officers & Inside Directors, dated as of June 26, 2000 with the Purchaser (the "Tender and Option Agreement"), and certain outside directors and certain stockholders of the Company have entered into the Tender and Voting Agreement with Outside Directors & Certain Stockholders, dated as of June 26, 2000 with the Purchaser (the "Tender and Voting Agreement"). Pursuant to the Tender and Voting Agreement, certain stockholders have agreed to tender their respective Shares in the Offer and vote such Shares in favor of the Merger Agreement. In addition to making the agreements described in the preceding sentence, the stockholder parties to the Tender and Option Agreement have also agreed to grant the Purchaser an option to purchase their Shares at the same price being paid for Shares in the tender offer being conducted by Purchaser for Shares (the "Tender Offer").

Item 4 - Purpose of Transaction

          Purchaser entered into the Tender and Voting Agreement and the Tender and Option Agreement in order to facilitate the merger of Purchaser and the Company pursuant to the Merger Agreement (the "Merger"). Purchaser has commenced the Tender Offer to purchase all of the issued and outstanding Shares. Following completion of the Tender Offer, and subject to satisfaction of certain conditions, Purchaser would merge with and into the Company.

          Pursuant to the Tender Offer and the Merger described above, Purchaser intends to acquire 100% of the Shares. Purchaser has certain rights to appoint directors to the Company's board of directors pursuant to the Merger Agreement. After the Merger, Parent will have the right to appoint all of the Company's directors. In the Merger, each Share will be cancelled and each share of Common Stock, par value $0.01 per share, of the Purchaser issued and outstanding immediately prior to the Merger, will be converted into one share of Common Stock, par value $0.01 per share, of the Company as the survivor of the Merger. At the effective time of the Merger, the Certificate of Incorporation and Bylaws of the Purchaser in effect immediately prior to such time shall become the Certificate of Incorporation and Bylaws of the Company as the survivor of the Merger. Parent intends to delist the Shares from Nasdaq and terminate the registration of the Shares under the Exchange Act once the Shares no longer meet the requirements of listing and registration, respectively.

Item 5 - Interest in Securities of the Issuer

          The Post, Parent and Purchaser may be deemed to beneficially own 2,324,853 shares of the Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights of the Company, as a result of entering into the Tender and Voting Agreement and the Tender and Option Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 7,964,283 Shares outstanding on June 26, 2000 (as represented to Parent and Purchaser by the Company in the Merger Agreement) and 829,835 options held by the Stockholder Parties (as defined below) (as represented by such parties in the Tender and Voting Agreement and the Tender and Option Agreement), represents approximately 26.4% of the outstanding Shares. To the knowledge of The Post, Parent and Purchaser, none of the persons identified in Schedule 1 beneficially owns any securities of the Company.

          As a result of entering into the Tender and Voting Agreement and the Tender and Option Agreement, The Post, Parent and Purchaser may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of the Shares herein reported as beneficially owned by them.

          The stockholder parties to the Tender and Voting Agreement and the Tender and Option Agreement (the "Stockholder Parties") share the power to vote and to dispose of the Shares herein reported as beneficially owned by The Post, Parent and Purchaser. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholder Parties, which information is based on information disclosed by the Company and the Stockholder Parties in their respective public filings with the Securities and Exchange Commission and on information provided by the Stockholder Parties to The Post, Parent and Purchaser:

          Gary D. Kerber is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Mr. Kerber's principal occupation is being President, Chief Executive Officer and a Director of the Company.

          Vince Pisano is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Mr. Pisano's principal occupation is being Vice President of Finance and Chief Financial Officer of the Company.

          Gerald T. Kosentos is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Mr. Kosentos' principal occupation is being Vice President of Operations of the Company.

          Elaine Neely-Eacona is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Ms. Neely-Eacona's principal occupation is being Vice President of Financial Aid of the Company.

          K. Terry Guthrie is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Mr. Gutherie's principal occupation is being Director of Accreditation of the Company.

          A. William Benham, Jr. is a citizen of the United States whose principal business address is 1400 Hembree Road, Suite 100, Roswell, Georgia 30076. Mr. Benham's principal occupation is being Controller of the Company.

          Richard E. Kroon is a citizen of the United States whose principal business address is 277 Park Avenue, New York, NY 10172. Mr. Kroon's principal occupation is being Chairman and Managing Partner of the Sprout Group.

          Robert J. Cresci is a citizen of the United States whose principal business address is One Rockefeller Plaza, New York, NY 10020. Mr. Cresci's principal occupation is being Managing Director of Pecks Management Partners Ltd.

          Carl S. Hutman is a citizen of the United States whose principal business address is 3265 NW 62nd Lane, Boca Raton, FL 33496. Mr.Hutman's principal occupation is being President of Anlyn Advisers, Inc.

          William D. Ford is a citizen of the United States whose principal address is 312 8th Street SE, Washington, D.C. 20003-2019. Mr. Ford is retired.

          DLJ Venture Capital Fund II, L.P., a Delaware limited partnership, is a venture capital fund. The address of its principal business and office is 277 Park Avenue, New York, NY 10172.

          Sprout Capital V, a Delaware limited partnership, is a venture capital fund. The address of its principal business and office is 277 Park Avenue, New York, NY 10172.

          Sprout Technology Fund, a Delaware limited partnership, is a venture capital fund. The address of its principal business and office is 277 Park Avenue, New York, NY 10172.

          To the knowledge of The Post, Parent and Purchaser, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

          To the knowledge of The Post, Parent and Purchaser, none of the persons or entities listed in response to this Item 5 nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or fining any violation with respect to such laws.

          Neither The Post, Parent, Purchaser nor, to their knowledge, any of the persons identified on Schedule 1 has effected any transactions in Shares during the past 60 days, except for Ross Hamachek, Parent's Chief Financial Officer. On May 15, 2000, Mr. Hamachek purchased 6,000 Shares for a total of $49,500. Prior to the commencement of discussions with the Company, Mr. Hamachek sold 3,000 Shares on May 25, 2000 and 3,000 Shares on May 26, 2000 for a total of $56,262.

          To the knowledge of The Post, Parent and Purchaser, only the Stockholder Parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by The Post, Parent and Purchaser.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Reference is made to the Introduction and Item 5 of this Statement, which are incorporated herein by reference, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7 - Material to be Filed as Exhibits

          Exhibit 1 Agreement and Plan of Merger, dated as of June 26, 2000, among Kaplan, Inc., Odyssey Acquisition Corp. and Quest Education Corporation.

          Exhibit 2 Tender and Voting Agreement with Outside Directors & Certain Stockholders, dated as of June 26, 2000, between Odyssey Acquisition Corp. and certain outside directors and stockholders of Quest Education Corporation.

          Exhibit 3 Tender and Option Agreement with Officers & Inside Directors, dated as of June 26, 2000, between Odyssey Acquisition Corp. and certain officers and inside directors of Quest Education Corporation.

                                 SCHEDULE 13D

-------------------------------
CUSIP No. 74835F 10 2
-------------------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    THE WASHINGTON POST COMPANY

                                    /s/  John B. Morse, Jr.
Date: July 6, 2000                  _________________________________
                                    John B. Morse, Jr.
                                    Vice President-Finance


                                    KAPLAN, INC.


                                    /s/  Jonathan N. Grayer
Date: July 6, 2000                  _________________________________
                                    Jonathan N. Grayer
                                    President and Chief Executive Officer
Officer


                                    ODYSSEY ACQUISITION CORP.


                                    /s/  Jonathan N. Grayer
Date: July 6, 2000                  _________________________________
                                    Jonathan N. Grayer
                                    President and Chief Executive Officer

                                  SCHEDULE 1

                     INFORMATION WITH RESPECT TO DIRECTORS
                           AND EXECUTIVE OFFICERS OF
                         THE POST, PARENT AND PURCHASER


1.   Directors and Executive Officers of Parent.

  The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of The Post. All of the persons listed below are citizens of the United States. Unless otherwise indicated, the current business address of each person is 1150 15th Street, N.W., Washington, D.C. 20016.

                                                                   Current Principal Occupation or
                 Name and                                          Employment; Material Positions
         Current Business Address                                  Held During the Past Five Years
                Citizenship                                        and Business Addresses Thereof
------------------------------------------        -------------------------------------------------------------------
Warren E. Buffet                                  Mr. Buffet. a Director of The Post,  has for more than fourteen years been Chairman of the Board and Chief Executive Officer of
                                                  Berkshire Hathaway, Inc. His principal business address is 1440
                                                  Kiewit Plaza, Omaha, NE 68131.

George J. Gillespie, III                          Mr. Gillespie, a Director of The Post, has since 1963 been a partner in Cravath, Swaine & Moore.  His principal business address is 825 Worldwide Plaza, 825 Eighth Avenue, New York, NY
                                                  10019.

Donald E. Graham                                  Donald E. Graham has been Chairman of the Board of The
                                                  Washington Post Company since September 1993 and Chief Executive
                                                  Officer since May 1991.  Mr. Graham served as President of The
                                                  Washington Post Company from May 1991 until September 1993 and prior to that had been a Vice President for more than five years.  Mr. Graham also is Publisher of The Washington Post, having occupied that position since 1979.

Katharine Graham                                  Mrs. Graham, a Director of The Washington Post Company, has been
                                                  Chairman of the Executive Committee since September 1993.

William J. Ruane                                  Mr. Ruane, a Director of The Washington Post Company, has for
                                                  more than twelve years been Chairman of the Board of Ruane,
                                                  Cunniff & Co., Inc., an investment management firm, and Sequoia
                                                  Fund, Inc., a mutual fund. His principal business address is 767
                                                  Fifth Avenue, Suite 4701, New York, NY 10153.

Richard D. Simmons                                Mr. Simmons, a Director of The Washington Post Company, has been retired since June 1991; prior to his retirement he had been
                                                  President and Chief Operating Officer of the Company for nearly ten years.  His principal business address is 105 North
                                                  Washington Street, Suite 202, Alexandria, VA 22314.

George W. Wilson                                  Mr. Wilson, a Director of The Washington Post Company, has for
                                                  more than nineteen years been President and Chief Executive
                                                  Officer of Newspapers of New England, Inc., Newspapers of

                                                  New Hampshire, Inc., Newspapers of Massachusetts, Inc. and
                                                  President of the Concord Monitor, which is published in
                                                  Concord, N.H. His principal business address is Box 1177,
                                                  Concord, NH 03302-1177.

Daniel B. Burke                                   Mr. Burke, a Director of The Washington Post Company, has been retired since February 1994; prior to his retirement he had been
                                                  President and Chief Executive Officer of Capital Cities/ABC,
                                                  Inc., a leading media company.  His principal business address is 77 West 66th Street, New York, NY 10023-6298.

Ralph E. Gomory                                   Mr. Gomory, a Director of The Washington Post Company, has since
                                                  1989 been President of the Alfred P. Sloan Foundation, a
                                                  charitable foundation. His principal business address is 630
                                                  Fifth Avenue, New York, NY 10111-0242.

Donald R. Keough                                  Mr. Keough, a Director of The Washington Post Company, has been
                                                  Chairman of Allen & Company Incorporated since April 1993
                                                  following his retirement as President, Chief Operating Officer and a director of The Coca-Cola Company, a major international beverage company.

Diana M. Daniels                                  Ms. Daniels has been Vice President and General Counsel of the
                                                  Company since November 1988 and Secretary of the Company since
                                                  September 1991.

Beverly R. Keil                                   Mrs. Keil, a Director of Parent, has been a Vice President of
                                                  The Washington Post Company since 1986.  From 1982 through 1985, she was Director of Human Resources for The Washington Post
                                                  Company.

John B. Morse, Jr.                                Mr. Morse has been Vice President-Finance of the Company since
                                                  November 1989. He joined the Company as Vice President and
                                                  Controller in July 1989, and prior to that had been a partner of
                                                  Price Waterhouse.

2.   Directors and Executive Officers of Parent.

  The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Parent. All of the persons listed below are citizens of the United States. Unless otherwise indicated, the current business address of each person is 888 Seventh Avenue, New York, New York 10106.

                                                                   Current Principal Occupation or
                 Name and                                          Employment; Material Positions
         Current Business Address                                  Held During the Past Five Years
                Citizenship                                        and Business Addresses Thereof
--------------------------------------            ----------------------------------------------------------------
Jonathan N. Grayer                                Jonathan N. Grayer has been President and Chief Executive
                                                  Officer of Parent since July 1994 and a Director of Parent since
                                                  January 1995.  Her also serves on the Board of Directors of
                                                  Walden Media and Information Technology Fund, L.P. and
                                                  VarsityBooks.com Inc.

Ross Hamachek                                     Ross Hamachek has been Senior Vice President and Chief Financial
                                                  Officer of Parent since March 2000.  He joined Parent in August
                                                  1999 as a Senior Vice President Corporate Strategy.  For more than five years before joining Parent, he was Vice President of
                                                  Planning and Development for The Washington Post Company.

Andrew Rosen                                      Andrew Rosen has been Executive Vice President and Chief
                                                  Operating Officer of Parent since February 1998.  From 1995 to
                                                  1998, he was a Vice President and then Executive Vice President of Parent.

Robert Greenberg                                  Robert Greenberg has been Executive Vice President of Parent since 1996. From 1995 to 1996, he was Vice President of Parent.

Donald E. Graham                                  Donald E. Graham, a Director of Parent, has been Chairman of the
                                                  Board of The Washington Post Company since September 1993 and
                                                  Chief Executive Officer since May 1991.  Mr. Graham served as
                                                  President of The Washington Post Company from May 1991 until
                                                  September 1993 and prior to that had been a Vice President for more than five years.  Mr. Graham also is Publisher of The
                                                  Washington Post, having occupied that position since 1979.

Beverly R. Keil                                   Beverly R. Keil, a Director of Parent, has been a Vice President of The Washington Post Company since 1986.  From 1982 through
                                                  1985, she was Director of Human Resources for The Washington
                                                  Post Company.

3.   Directors and Executive Officers of Purchaser.

  The following table sets forth the name, current business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each director and executive officer of Purchaser. All of the persons listed below are citizens of the United States. Unless otherwise indicated, the current business address of each person is 888 Seventh Avenue, New York, New York 10106.

                                                                   Current Principal Occupation or
                 Name and                                          Employment; Material Positions
         Current Business Address                                  Held During the Past Five Years
                Citizenship                                        and Business Addresses Thereof
----------------------------------------          -----------------------------------------------------------------
Jonathan N. Grayer                                Jonathan N. Grayer, a Director of Purchaser, has been President and Chief Executive Officer of Parent since July 1994 and a
                                                  Director of Parent since January 1995.  Her also serves on the
                                                  Board of Directors of Walden Media and Information Technology
                                                  Fund, L.P. and VarsityBooks.com Inc.

Ross Hamachek                                     Ross Hamachek, a Director of Purchaser, has been Senior Vice
                                                  President and Chief Financial Officer of Parent since March
                                                  2000.  He joined Parent in August 1999 as a Senior Vice
                                                  President Corporate Strategy.  For more than five years before joining Parent, he was Vice President of Planning and
                                                  Development for The Washington Post Company.

Andrew Rosen                                      Andrew Rosen, a Director of Purchaser, has been Executive Vice
                                                  President and Chief Operating Officer of Parent since February
                                                  1998.  From 1995 to 1998, he was a Vice President and then
                                                  Executive Vice President of Parent.

                                 EXHIBIT INDEX

 EXHIBIT NO.             DESCRIPTION
 ----------              -----------
  Exhibit 1              Agreement and Plan of Merger, dated as of June 26,
                         2000, among Kaplan, Inc., Odyssey Acquisition Corp. and
                         Quest Education Corporation.

  Exhibit 2 Tender and Voting Agreement with Outside Directors & Certain Stockholders, dated as of June 26, 2000, between Odyssey Acquisition Corp. and certain outside directors and stockholders of Quest Education Corporation.

  Exhibit 3 Tender and Option Agreement with Officers & Inside Directors, dated as of June 26, 2000, between Odyssey Acquisition Corp. and certain officers and inside directors of Quest Education Corporation.